FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2005

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: Syngenta releases important plant disease genome data for public use

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media Release

Syngenta releases important plant disease genome data for public use

Basel, Switzerland, 15 February 2005

Syngenta announced today the donation of important genetic information on Phytophthora infestans or Potato Late Blight, one of the most devastating plant diseases in global agriculture, to an international scientific gene database.

Syngenta is donating sequence information on nearly 18,000 individual genes expressed at key stages in the life-cycle of Phytophthora infestans as well as most of its genomic sequence to GenBank, a publicly available DNA database. Syngenta has worked for five years within the Syngenta Phytophthora Consortium, an international panel of academic institutions, to analyse these genes and develop a partial genomic sequence.

Late Blight was the cause of the Irish Potato Famine (1845–1850) and continues to cause billions of dollars worth of losses to potato and tomato crops each year. The Phytophthora infestans family also includes the pathogen causing the emergent Sudden Oak Death disease recently recognized in California.

“We are very pleased to announce this significant contribution to the scientific community’s understanding of this plant pathogen”, said David Lawrence, Head of Research and Technology at Syngenta. “These data-sets will be a unique tool for scientists investigating and seeking novel control strategies for Late Blight and related plant diseases.”

Later this year Syngenta also plans to make available genomic data for three other important plant pathogens, the fungi: Botrytis cinerea, Fusarium graminearum and Fusarium verticilliodes.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2003 were approximately $6.6 billion. Syngenta employs some 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Media Enquiries:	Switzerland:	Markus Payer	Tel: +41 (61) 323 2323
	USA:	Sarah Hull	Tel: +1 (202) 347 8348

Analysts/Investors:	Switzerland:	Jonathan Seabrook	Tel: +41 (61) 323 7502
		Jennifer Gough	Tel: +41 (61) 323 5059
	USA:	Rhonda Chiger	Tel: +1 (917) 322 2569

Syngenta –15 February 2005 / Page 1 of 1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	February 15, 2005	By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary

		By:	/s/ Daniel Michaelis

			Name:	Daniel Michaelis
			Title:	Senior Corporate Counsel